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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

        The following table sets forth Metabolix, Inc.'s ratio of earnings to fixed charges for the period indicated.

	Year ended December 31,
						Nine Months ended September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
Net loss from continuing operations	$(5,188)	$(6,641)	$(5,055)	$(7,625)	$(16,062)	$(20,653)
Fixed charges:
Interest expense	—	134	69	10	5	—
1/3 of rent expense	54	51	179	334	381	286

Total fixed charges	54	185	248	344	386	286

Net loss from continuing operations plus fixed charges	(5,134)	(6,456)	(4,807)	(7,281)	(15,676)	(20,367)

Ratio of earnings to fixed charges(2)	—	—	—	—	—	—

(1)
The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For the purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges. Fixed charges are defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for these amounts.

(2)
For the years ended December 31, 2002, 2003, 2004, 2005, and 2006, earnings were insufficient to cover fixed charges by $5.2 million, $6.6 million, $5.1 million, $7.6 million, and $16.1 million, respectively. For the nine month period ended September 30, 2007, earnings were insufficient to cover fixed charges by $20.6 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)